FORM 4

[  ] Check this box if no                  ------------------------------------
     longer subject to                                 OMB APPROVAL
     Section 16, Form 4 or                 ------------------------------------
     Form 5 obligations may                 OMB Number                3235-0287
     continue. See Instruction 1(b)         Expires:         September 30, 1998
                                            Estimated average burden
                                            hours per response .............0.5
                                           ------------------------------------

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person

     Pearce                            M.                            Lee
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     (Last)                          (First)                         (MI)

     5601 North Dixie Highway, Suite, Suite 411
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                                    (Street)

     Fort Lauderdale                  FL                           33334
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     (City)                         (State)                       (Zip)


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 2. Issuer Name and Ticker or Trading Symbol

    SEAH
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 3. IRS or Social Security Number
    of Reporting Person (Voluntary)
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 4. Statement for Month/Year           |  5. If Amendment, Date of
                                       |     Original (Month/Year)
    3/00                               |
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 6. Relationship of Reporting Person to Issuer (Check all applicable)

        [  X  ]  Director                     [  X  ]  10% Owner

        [     ]  Officer                      [     ]  Other (specify below)
                 (give title below)
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 7. Individual or Joint/Group Filing (Check Applicable Line

    X Form filed by One Reporting Person
  ----
      Form filed by more than One Reporting Person
  ----
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

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TABLE I - Non-Derivative Securities Acquired, Disposed of,
          or Beneficially Owned
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
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security              |  2. Transaction Date      | 3. Transaction Code     | 4. Security Acquired (A) or Disposed
   (Instr. 3)                     |     (Month/Day/Year)      |    (Instr. 8)           |    of (D) (Instr. 3, 4 & 5)
                                  |                           |                         |
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                                  |                           |     Code    |     V     |      Amount    |   (A) or|     Price
                                  |                           |             |           |                |   (D)   |
-----------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock              |          3/30/00          |      P      |           |      771,428   |    A    |    $4,050,000
===================================================================================================================================
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1. Title of Security              | 5. Amount of Securities   | 6. Ownership Form:      | 7. Nature of Indirect Beneficial
   (Instr. 3)                     |    Beneficially Owned at  |    Direct (D) or        |    Ownership (Instr. 4)
                                  |    End of Month           |    Indirect (I)         |
                                  |    (Instr. 3 & 4)         |    (Instr. 4)           |
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Class A Common Stock              |       29,739,847          |    I                    |              (1)
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(1) 700,000 of these shares are held by Broward Trading Corp., an entity owned 100% by Dr. Pearce, and 800,000 of these shares are held by PearTan, LLC ("PearTan"), of which Dr. Pearce is a member. PearTan owns a total of 2,000,000 shares, of which Dr. Pearce has a pecuniary interest in at least 800,000 shares (which is reflected in the foregoing table) and his pecuniary interest in the remaining 1,200,000 shares is subject to agreement among the members of PearTan. The remainder of the shares is held by the
    M. Lee Pearce 1998 Irrevocable Trust.

*   If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                        (Over)

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TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)
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
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security  |  2. Conversion or         | 3. Transaction Date     | 4. Transaction | 5. Number of Derivative
   (Instr. 3)                    |     Exercise Price of     |    (Month/Day/Year)     |    Code (Instr.|    Securities Acquired
                                 |     Derivative Security   |                         |    8)          |    (A) or Disposed of
                                 |                           |                         |                |    (D) (Instr. 3, 4 & 5)
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                                 |                           |                         |  Code  |   V   |     (A)     |    (D)
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Warrant/Subscription Right       |         $5.25             |    3/30/00              |   P    |       |  1,133,333  |
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security  | 6. Date Exercisable and      | 7. Title and Amount of Underlying    | 8. Price of  Derivative
   (Instr. 3)                    |    Expiration Date           |    Securities (Instr. 3 & 4)         |    Security (Instr. 5)
                                 |    (Month/Day/Year)          |                                      |
                                 |                              |                                      |
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                                 | Date          | Expiration   |     Title      |   Amount or Number  |
                                 | Exercisable   | Date         |                |   of Shares         |
                                 |               |              |                |                     |
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Warrant/Subscription Right       |  3/30/00      |  3/30/02     | Class A        |     1,133,333       |         $5.25
                                 |               |              | Common Stock   |                     |
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security  | 9. Number of Derivative      | 10. Ownership Form of Derivative     | 11. Nature of Indirect
   (Instr. 3)                    |    Securities Beneficially   |     Security: Direct (D) or          |     Beneficial Ownership
                                 |    Owned at End of Month     |     Indirect (1) (Instr. 4)          |     (Instr. 4)
                                 |    (Instr. 4)                |                                      |
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Warrant/Subscription Right       |       1,133,333              |                I                     |           (1)
===================================================================================================================================

Explanation of Responses:

(1) The Warrant/Subscription Right, when issued, will be held by the M. Lee Pearce 1998 Irrevocable Trust.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      /s/  M. Lee Pearce                                     April 10, 2000
------------------------------------                       -------------------
M. Lee Pearce, M.D.                                              Date


Note: File three copies of this form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.